U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Brenneman                           Gregory                  D.
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   (Last)                            (First)              (Middle)

1330 Lake Robbins Dr., Suite 205
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                                    (Street)

The Woodlands                         TX                    77380
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

5/18/01

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Hawaiian Airlines, Inc. (HA)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

                                       NA
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6.   If Amendment, Date of Original (Month/Day/Year)

                                    12/26/01
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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned

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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value $.01, per share   0*                         NA*
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

None

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

/s/ Gregory D. Brenneman                                      May 29, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Continuation Sheet to Form 3

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Name and Address of Reporting Person                Gregory D. Brenneman
1330 Lake Robbins Dr., Suite 205
The Woodlands, TX  77380

Issuer Name and Ticker or Trading Symbol            Hawaiian Airlines, Inc. (HA)

Date of Event Requiring Statement                   December 19, 2001
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Explanation of Responses

(1) The Reporting Person is the President and sole stockholder of TurnWorks, Inc. ("TurnWorks") which is the sole stockholder of TurnWorks Acquisition III, Inc., a Delaware corporation ("TurnWorks Acquisition"). The Reporting Person is also the President of TurnWorks Acquisition. On December 19, 2001, TurnWorks, TurnWorks Acquisition, the Issuer and Aloha Airgroup, Inc. ("Aloha") entered into an Agreement and Plan of Merger (the "Merger Agreement"), and TurnWorks, Aloha and Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP") which, as of such date owned 18,181,818 shares (the "AIP Shares") of Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, AIP agreed to vote to approve the Merger Agreement and the transactions contemplated thereby at a meeting of the stockholders of the Issuer. Because TurnWorks was the beneficiary of this Voting Agreement, and because the Reporting Person was granted an irrevocable proxy under this Voting Agreement, they may have been deemed to be the beneficial owners of the AIP Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, The Reporting Person disclaimed, on behalf of himself individually and on behalf of TurnWorks and TurnWorks Acquisition, beneficial ownership of such AIP Shares.

On April 18, 2002, the Issuer delivered a notice terminating the Merger Agreement, and therefore the Voting Agreement, under which TurnWorks was a beneficiary and The Reporting Person was granted an irrevocable proxy, terminated on May 18, 2002. Accordingly, no grounds whatsoever exist anymore for deeming the Reporting Person, TurnWorks or TurnWorks Acquisition to beneficially own the AIP Shares.